SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to                     .

Commission file number 1-13941

Aaron’s, Inc. Employees Retirement Plan and Trust

Full title of the plan and the address of the plan, if different from that of the issuer named below

AARON’S, INC.

309 E. PACES FERRY ROAD, N.E.

ATLANTA, GA 30305-2377

This report contains a total of 16 sequentially numbered pages.

Exhibit Index appears on page 15.

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Aaron’s, Inc. Employees Retirement Plan and Trust

Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public Accounting Firm

Aaron’s, Inc. Employees Retirement Plan and Trust

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Aaron’s, Inc. Employees Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Aaron’s, Inc. Employees Retirement Plan and Trust as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Aaron’s, Inc. Employees Retirement Plan and Trust at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 18, 2013

Aaron’s, Inc. Employees Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value	$36,168,282	$32,064,869
Contributions receivable:
Employer	4,862	3,912
Participant	13,588	11,079

	18,450	14,991

Net assets reflecting investments at fair value	36,186,732	32,079,860
Adjustment from fair value to contract value for fully benefit-responsive instrument contracts	—	(92,800)

Net assets available for benefits	$36,186,732	$31,987,060

See accompanying notes.

Aaron’s, Inc. Employees Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2012	2011
Additions:
Interest and dividend income	$598,202	$630,336
Contributions:
Participants	2,917,120	2,663,234
Employer	985,276	901,815
Rollover	3,471	—

Total additions	4,504,069	4,195,385
Net appreciation in fair value of investments	2,896,135	1,279,115
Deductions:
Benefits paid to participants	(3,200,532)	(3,505,024)

Net increase in net assets available for benefits	4,199,672	1,969,476
Net assets available for benefits at beginning of year	31,987,060	30,017,584

Net assets available for benefits at end of year	$36,186,732	$31,987,060

See accompanying notes.

Aaron’s, Inc. Employees Retirement Plan and Trust

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the Aaron’s, Inc. Employees Retirement Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions, and Plan termination may be found in the summary plan description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.

General

The Plan is a defined contribution plan covering substantially all employees of Aaron’s, Inc. (the Company). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Employee Benefits Committee (the Committee) appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan document, determination of benefits due to participants, and authorization of disbursements from the net assets available for benefits.

Contributions

Participation in the Plan is voluntary and participants may make before-tax, Roth and/or after-tax contributions up to 100% of their annual compensation, as defined in the Plan document, in the form of a salary deferral, pursuant to Section 401(k) of the Internal Revenue Code (Code). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Company matches 50% of the first 4% of the elective salary deferral of annual compensation that a participant contributes to the Plan. All contributions are subject to certain limitations of the Code.

Participant Accounts

Individual accounts are maintained for each participant. Participants direct their contributions into various investment options offered by the Plan and can change their options on a daily basis. Investment income earned by the Plan is allocated to participants’ accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made.

Vesting

Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of the Company’s matching contributions after two years of service (as defined in the Plan document) are completed, with subsequent vesting at an additional 20% per service year until the participant is fully vested.

Forfeitures

At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. For the years ended December 31, 2012 and 2011, the Company elected to reduce its matching contribution by forfeitures of $51,486 and $78,217, respectively. Unallocated forfeiture account balances totaled $1 and $19 as of December 31, 2012 and 2011, respectively.

Participant Loans

The Plan does not allow for participants to borrow from their accounts.

Payment of Benefits

A participant’s total account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and all requirements must be met before requesting a hardship withdrawal.

Administrative Expenses

The Company pays all administrative costs of the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Company Stock Fund. No more than 25% of future contributions may be directed into the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25% of the participant’s total account balance being invested in the Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the opportunity to direct the trustee whether they wish to participate in a tender or exchange offer.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become 100% vested. The Plan’s assets will be distributable to the participants in accordance with the respective values of their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There were no amounts payable to participants for contributions in excess of amounts allowed by the IRS at December 31, 2012 or 2011.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value. Shares of mutual funds and Aaron’s, Inc. common stock investments are valued based on quoted market prices in an active market. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 4 for further discussion and disclosure related to fair value measurements.

Through August 2012, the Plan invested in fully benefit-responsive investment contracts through a common collective trust (SunTrust Retirement Stable Asset Fund B). The statements of net assets available for benefits present the fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund B; however, since these contracts were fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the SunTrust Retirement Stable Asset Fund B represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan adopted ASU No. 2011-04 on January 1, 2012. The adoption of ASU No. 2011-04 did not have a material impact on the Plan’s financial statements.

3. Investments

During the years ended December 31, 2012 and 2011, the Plan’s investments (including investments purchased, sold and held during the years) appreciated (depreciated) in fair value as follows:

	December 31
	2012	2011
Mutual funds (quoted market prices)	$2,246,433	$(986,795)
Company stock (quoted market price)	520,619	2,186,016
Common trust fund (net asset value)	129,083	79,894

	$2,896,135	$1,279,115

Investments that represent 5% or more of the value of the Plan’s net assets are as follows:

	December 31
	2012	2011
Aaron’s, Inc. Common Stock Fund	$8,946,023	$8,869,608
SunTrust Bank:
Wells Fargo Adv Prem Large Co Growth A	3,428,159	2,753,830
Goldman Sachs Growth Opportunities A	2,407,731	1,871,456
MFS Research International R3 Fund	1,881,286	*
T. Rowe Price Retirement Income Fund – R	3,183,856	2,710,480
SunTrust Bank FDIC Insured Account	4,933,586	*
SunTrust Retirement Stable Asset Fund B (at contract value)**	*	4,146,345
Ridgeworth Large Cap Value Equity I	4,232,048	3,890,412
Ridgeworth Small Cap Value Equity I	3,361,080	3,096,947

*	Investment was less than 5% of net assets for the respective Plan year.
**	The fair value of the Plan’s investment in SunTrust Retirement Stable Asset Fund B was $4,239,145 at December 31, 2011.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Company stock	$8,946,023	$—	$—	$8,946,023
Mutual funds:
U.S. securities	23,237,053	—	—	23,237,053
International securities	1,881,286	—	—	1,881,286
Bonds	2,103,920	—	—	2,103,920

Total assets at fair value	$36,168,282	$—	$—	$36,168,282

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Company stock	$8,869,608	$—	$—	$8,869,608
Common trust fund*	—	4,239,145	—	4,239,145
Mutual funds:
U.S. securities	15,750,729	—	—	15,750,729
International securities	1,505,213	—	—	1,505,213
Bonds	1,700,174	—	—	1,700,174

Total assets at fair value	$27,825,724	$4,239,145	$—	$32,064,869

*	This category includes investments in SunTrust Retirement Stable Asset Fund B that are designed to deliver safety and stability by preserving principal while also seeking a reasonable stable monthly return and high degree of liquidity for participant withdrawals. This fund is primarily invested in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (synthetic guaranteed investment contracts and collective trust funds). The net asset value at contract value is determined each day (“valuation date”). Fund units are issued and redeemed based upon the net asset value per unit at contract value on the valuation date. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant requests for transfers to a competing fund may require a waiting period.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated September 28, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6. Transactions With Parties in Interest

The Plan’s investments in Ridgeworth Small Cap Value Equity I, Ridgeworth Large Cap Value Equity I, SunTrust Retirement Stable Asset Fund B, and SunTrust Bank FDIC Insured Account are managed by SunTrust Bank. SunTrust Bank is the Plan’s Trustee and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

The Plan held 315,536 and 331,673 shares of Aaron’s, Inc. common stock valued at $8,946,023 and $8,869,608 at December 31, 2012 and 2011, respectively. The Plan received $19,549 and $17,779 in common stock dividends from Aaron’s, Inc. in 2012 and 2011, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event

Effective January 1, 2013, the Plan was amended to (1) eliminate the age and one-year eligibility service requirement for elective deferrals and voluntary contributions; (2) replace the current matching contribution formula such that the Company will match 100% of the first 3% and 50% of the next 2% of the elective salary deferral of annual compensation that a participant contributes to the Plan; (3) eliminate the limitations on elective deferrals as the Plan is intended to satisfy a safe harbor formula under Section 401(k) of the Code; (4) permit discretionary employer contributions; (5) supersede the vesting schedule applicable to the matching contributions made on or after January 1, 2013 such that participants are immediately vested in the Company’s matching contributions at the time of contribution; (6) permit withdrawals of rollover accounts at any time; and (7) establish a Plan loan program. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Schedule H Line 4i – Schedule of Assets

(Held at End of Year)

Aaron’s, Inc. Employees Retirement Plan and Trust

EIN #58-0687630 Plan #001

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Aaron’s, Inc. Common Stock Fund	Common Stock	$8,946,023
*	Ridgeworth Small Cap Value Equity I	Mutual Fund	3,361,080
*	Ridgeworth Large Cap Value Equity I	Mutual Fund	4,232,048
*	SunTrust Bank FDIC Insured Account	Mutual Fund	4,933,586
	Goldman Sachs Growth Opportunities A	Mutual Fund	2,407,731
	Goldman Sachs Mid Cap Value A	Mutual Fund	1,558,907
	MFS Research International R3 Fund	Mutual Fund	1,881,286
	MFS Massachusetts Investors Tr R3	Mutual Fund	131,686
	T. Rowe Price Retirement Income Fund - R	Mutual Fund	3,183,856
	Federated Total Return Bond Svc	Mutual Fund	1,683,784
	Wells Fargo Adv Prem Large Co Growth A	Mutual Fund	3,428,159
	BlackRock Inflation Protection Bond A	Mutual Fund	420,136

			$36,168,282

*	Party-in-Interest

Note:	Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron’s, Inc. Employees Retirement Plan and Trust (Name of Plan)

Date – June 18, 2013	/s/ JAMES L. CATES Name: James L. Cates Title: Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page

23	Consent of Ernst & Young LLP	16